Exhibit 99.1

Kinder Morgan, Inc.
Unaudited Pro Forma Condensed Combined Financial Statements

In the Transactions, described as follows, KMI will acquire all of the outstanding common units of KMP and EPB and all the outstanding shares of KMR that KMI and its subsidiaries do not already own (referred to in these pro forma financial statements as “the publicly held units or shares”). At the effective time of the mergers, (i) each publicly held KMR share will be converted into the right to receive 2.4849 shares of KMI common stock, (ii) through the election and proration mechanisms in the KMP merger agreement, on average, each common unit held by a public KMP unitholder will be converted into the right to receive 2.1931 shares of KMI common stock and $10.77 in cash, and (iii) through the election and proration mechanisms in the EPB merger agreement, on average, each common unit held by a public EPB unitholder will be converted into the right to receive 0.9451 shares of KMI common stock and $4.65 in cash. The cash payments to the public unitholders of KMP and EPB, based on the respective publicly held units outstanding as of July 31, 2014, will total approximately $3.9 billion.

The unaudited pro forma condensed combined financial information has been developed by applying pro forma adjustments to the historical audited and unaudited consolidated financial statements of KMI. The historical consolidated financial statements of KMI consolidate KMP, EPB, and KMR, because KMI currently controls these entities. The unaudited pro forma condensed combined balance sheet as of June 30, 2014 of KMI has been prepared to give effect to the Transactions as if they had occurred on June 30, 2014. The unaudited pro forma condensed combined statements of income of KMI for the six months ended June 30, 2014 and year ended December 31, 2013, have been prepared to give effect to the Transactions as if they had occurred on January 1, 2013.

The Transactions will be accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 810, Consolidation—Overall—Changes in a Parent's Ownership Interest in a Subsidiary (ASC 810). Because KMI controls KMP, EPB, and KMR both before and after the Transactions, the changes in KMI's ownership interest in KMP, EPB, and KMR will be accounted for as an equity transaction and no gain or loss will be recognized in KMI's consolidated statements of income resulting from the Transactions. In addition, the tax effects of the Transactions are presented in additional paid-in capital consistent with ASC 740, Income Taxes (ASC 740). Since the KMI historical financial information includes the accounts of KMP, EPB and KMR, the historical financial information of those entities has not been shown separately.

The unaudited pro forma condensed combined financial statements include pro forma adjustments that are factually supportable and directly attributable to the Transactions. In addition, with respect to the unaudited pro forma condensed combined statements of income, pro forma adjustments have been made only for items that are expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements should be read in conjunction with (i) the historical audited consolidated financial statements and related notes included in the respective Annual Reports on Form 10-K for the year ended December 31, 2013 for KMI, KMP, EPB and KMR; and (ii) the unaudited consolidated financial statements and related notes included in the respective Quarterly Reports on Form 10-Q for the six months ended June 30, 2014 for KMI, KMP, EPB and KMR.

The unaudited pro forma adjustments are based on available preliminary information and certain assumptions that KMI believes are reasonable under the circumstances. The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not necessarily indicative of the results that might have occurred had the Transactions taken place on June 30, 2014 for balance sheet purposes, and on January 1, 2013 for statements of income purposes, and are not intended to be a projection of future results. Actual results may vary significantly from the results reflected because of various factors. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed combined financial statements.

Kinder Morgan, Inc. Unaudited Pro Forma Condensed Combined Balance Sheet As of June 30, 2014 (In Millions)

	KMI Historical	Pro Forma Adjustments		Combined Pro Forma
ASSETS
Current assets	$3,367	$90	(a)	$3,495
		38	(b)
Property plant and equipment, net	37,607	—		37,607
Investments	5,862	—		5,862
Goodwill	24,653	—		24,653
Deferred charges and other assets	4,875	4,596	(c)	9,471
Total Assets	$76,364	$4,724		$81,088

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$6,487	$90	(d)	$11,256
		4,679	(e)
Long-term debt	34,521	(650)	(e)	33,871
Deferred income taxes	4,554	(4,554)	(c)	—
Other long-term liabilities and deferred credits	2,147	—		2,147
Total Liabilities	47,709	(435)		47,274
Stockholders’ Equity
Class P shares	10	11	(f)	21
Additional paid-in capital	14,339	20,892	(f)	35,231
Retained deficit	(1,661)	(2)	(f)	(1,663)
Accumulated other comprehensive loss	(68)	(36)	(f)	(104)
Total Kinder Morgan, Inc.’s Stockholders’ Equity	12,620	20,865		33,485
Noncontrolling interests	16,035	(15,706)	(f)	329
Total Stockholders’ Equity	28,655	5,159		33,814
Total Liabilities and Stockholders’ Equity	$76,364	$4,724		$81,088

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial statement.

Kinder Morgan, Inc. Unaudited Pro Forma Condensed Combined Statement of Income For the Six Months Ended June 30, 2014 (In Millions, Except Per Share Amounts)

	KMI Historical	Pro Forma Adjustments		Combined Pro Forma

Revenues	$7,984	$—		$7,984

Operating Costs and Expenses
Cost of sales	3,253	—		3,253
Other operating expenses	2,571	—		2,571
Total Operating Costs and Expenses	5,824	—		5,824
Operating income	2,160	—		2,160

Other Income (Expense)
Earnings from equity investments	199	—		199
Interest, net	(888)	(45)	(g)	(933)
Other, net	5	—		5
Total Other (Expense) Income	(684)	(45)		(729)

Income from Continuing Operations Before Income Taxes	1,476	(45)		1,431
Income tax expense	(378)	(139)	(h)	(517)
Net Income	1,098	(184)		914
Net income attributable to noncontrolling interests	(527)	524	(i)	(3)
Net Income Attributable to Kinder Morgan, Inc.	$571	$340		$911

Basic and Diluted Earnings Per Common Share	$0.55			$0.43	(j)(k)

Basic and Diluted Weighted-Average Number of Shares Outstanding	1,028	1,079	(j)	2,107	(j)(k)

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial statement.

Kinder Morgan, Inc. Unaudited Pro Forma Condensed Combined Statement of Income For the Year Ended December 31, 2013 (In Millions, Except Per Share Amounts)

	KMI Historical	Pro Forma Adjustments		Combined Pro Forma

Revenues	$14,070	$—		$14,070

Operating Costs and Expenses
Costs of sales	5,253	—		5,253
Other operating expenses	4,827	—		4,827
Total Operating Costs and Expenses	10,080	—		10,080
Operating income	3,990	—		3,990

Other Income (Expense)
Equity in earnings of other equity investments	327	—		327
Interest, net	(1,675)	(224)	(g)	(1,899)
Other, net	796	—		796
Total Other (Expense) Income	(552)	(224)		(776)

Income from Continuing Operations Before Income Taxes	3,438	(224)		3,214
Income tax expense	(742)	(323)	(h)	(1,065)
Income from Continuing Operations	2,696	(547)		2,149
Loss on Sale of Discontinued Operations, Net of Tax	(4)	—		(4)
Net Income	2,692	(547)		2,145
Net income attributable to noncontrolling interests	(1,499)	1,495	(i)	(4)
Net Income Attributable to Kinder Morgan, Inc.	$1,193	$948		$2,141

Basic and Diluted Earnings Per Common Share From Continuing Operations	$1.15			$1.01	(j)(k)

Basic and Diluted Weighted-Average Number of Shares Outstanding	1,036	1,079	(j)	2,115	(j)(k)

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial statement.

Kinder Morgan, Inc.
Notes to Unaudited Pro Forma
Condensed Combined Financial Statements

Note 1 - Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements (the “Unaudited Pro Forma Statements”) give effect to the Transactions as an equity transaction. The unaudited pro forma condensed combined balance sheet gives effect to the Transactions as if they had occurred on June 30, 2014. The unaudited pro forma condensed combined statements of income for the six months ended June 30, 2014 and the year ended December 31, 2013 give effect to the Transactions as if they had occurred on January 1, 2013. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2013 does not include pro forma effects of the previously consummated acquisitions of American Petroleum Tankers and State Class Tankers acquired January 1, 2014, certain oil and gas properties from Goldsmith Landreth acquired June 1, 2013 and Copano Energy, L.L.C. acquired May 1, 2013, because the impact on pro forma net income attributable to KMI was deemed immaterial. The effects of these acquisitions are included in the historical financial statements of KMI since the respective dates of acquisition.

These Unaudited Pro Forma Statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and the assumptions described below. The Unaudited Pro Forma Statements are not necessarily indicative of what the actual results of operations or financial position of KMI would have been if the Transactions had in fact occurred on the dates or for the periods indicated, nor do they purport to project the results of operations or financial position of KMI for any future periods or as of any date. The Unaudited Pro Forma Statements do not give effect to any cost savings, operating synergies, or revenue enhancements expected to result from the Transactions or the costs to achieve these cost savings, operating synergies, and revenue enhancements.

The following is the estimated consideration for the Transactions calculated using actual share amounts (in millions, except per unit/share amounts):

Consideration
KMP public units exchanged (1)	303
Cash payment per KMP unit (2)	$10.77
Cash portion of consideration	$3,261

EPB public units exchanged (1)	138
Cash payment per EPB unit (2)	$4.65
Cash portion of consideration	$640

Total cash portion of consideration	$3,901

Total KMP units exchanged (1)	303
KMP exchange ratio per unit (2)	2.1931
KMI common stock assumed to be issued	664

Total EPB units exchanged (1)	138
EPB exchange ratio per unit (2)	0.9451
KMI common stock assumed to be issued	130

Total KMR shares exchanged (1)	115
KMR exchange ratio per share	2.4849
KMI common stock assumed to be issued	285

Total KMI common stock assumed to be issued	1,079
KMI Class P common share closing price as of August 22, 2014	$40.81
Fair value of equity portion of consideration (3)	$44,052

Total consideration (excluding debt assumed) (3)	$47,953

____

(1)	Reflects publicly held KMP and EPB units and KMR shares outstanding as of July 31, 2014.

(2)
Reflects the average cash payment amount per unit and the average exchange ratio per unit to be received by the public KMP or EPB unitholders by reason of the election and proration provisions of the KMP and EPB merger agreements.

(3)
A $1 change in the price of a share of KMI common stock would change the total consideration by $1.1 billion, and the deferred tax asset and additional paid-in capital by approximately $0.3 billion for purposes of these Unaudited Pro Forma Statements.

Note 2 - Pro Forma Adjustments and Assumptions

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

(a)
Reflects the excess cash related to estimated borrowings of $4,679 million under a 364-day committed bridge loan, less (i) $3,901 million cash portion of the KMP and EPB consideration; (ii) $650 million for the extinguishment of a previously existing term loan facility; and (iii) $38 million of deferred financing costs. The $90 million of excess cash will be used to fund transaction costs which are reflected as a current liability. See footnote (d) below.

(b)	Reflects a $38 million increase in deferred financing costs associated with the 364-day committed bridge loan incurred as a direct result of the Transactions.

(c)
Reflects the estimated impact on deferred income taxes resulting from the Transactions using KMI’s statutory federal and state tax rate of 36.5%. The amount reflects a net adjustment of $9.6 billion to deferred income taxes, $8.7 billion of which relates to the effects of the change in ownership and the step-up in tax basis as a result of KMI’s acquisition of the publicly held interests in KMP and EPB, resulting in a deferred tax asset. The remainder of the adjustment relates to estimated changes to other temporary differences and estimated changes to KMI’s effective state tax rate. This adjustment also includes the elimination of $464 million in deferred charges associated with previously consummated transactions between entities under common control related to deferred taxes. The deferred income tax impact is an estimate based on preliminary information and assumptions used in preparing these Unaudited Pro Forma Statements and is subject to change.

(d)
Reflects estimated transaction costs of $90 million directly attributable to the Transactions. The transaction costs include fees related to financial advisory, legal services and other professional fees to be paid in 2014 using a portion of the 364-day committed bridge loan proceeds. As the Transactions involve the acquisition of noncontrolling interest accounted for as an equity transaction, these costs will be recognized as an adjustment to additional paid-in capital, net of the estimated tax benefit, during the periods in which services are rendered.

(e)
Reflects the issuance of a 364-day committed bridge loan to fund the cash portion of the KMP and EPB consideration and to pay related transaction costs. The proceeds received from the 364-day bridge loan include an amount that will be used to extinguish a previously existing $650 million term loan facility which, pursuant to the existing credit agreement, is required to be repaid as a result of the Transactions. In addition, the Transactions result in the termination of the existing KMI, KMP and EPB revolving credit facilities which had a combined outstanding balance of $1,333 million as of June 30, 2014 and are reflected as current liabilities in the KMI historical balance sheet. Management expects to replace the existing revolving credit facilities with a replacement revolving credit facility with terms substantially consistent with the existing KMP revolving credit facility. This replacement revolving credit facility is not reflected in these Unaudited Pro Forma Statements.

(f)
The Transactions, which involve a change in KMI’s ownership interests in its subsidiaries KMP, EPB and KMR, have been accounted for as equity transactions in accordance with ASC 810. As described in Note 2(c), the Transactions resulted in the recognition of a deferred tax asset totaling $9.6 billion. This tax impact is presented as an increase to additional paid-in capital consistent with the accounting for tax effects of transactions with noncontrolling shareholders pursuant to ASC 740. The following table reflects pro forma adjustments to components of Total Stockholders’ Equity (in millions):

	Class P shares	Additional paid-in capital	Retained deficit	Accumulated other comprehensive loss	KMI’s Stockholders’ Equity	Non- controlling interests (1)	Total Stockholders’ Equity
Shares issued for the Transactions	$11	$(11)	$—	$—	$—	$—	$—
Cash consideration	—	(3,901)	—	—	(3,901)	—	(3,901)
Transaction costs, net of tax (see Note 2(d))	—	(57)	—	—	(57)	—	(57)
Deferred tax adjustments (see Note 2(c))	—	9,099	—	20	9,119	—	9,119
Eliminate noncontrolling interests to reflect historical cost	—	15,762	—	(56)	15,706	(15,706)	—
Write-off term loan unamortized debt costs	—	—	(2)	—	(2)	—	(2)
Total pro forma adjustment	$11	$20,892	$(2)	$(36)	$20,865	$(15,706)	$5,159
____
(1)Reflects the June 30, 2014 book value of the publicly held interests in KMP, EPB and KMR.

Unaudited Pro Forma Condensed Combined Statements of Income Adjustments

(g)
Reflects incremental interest expense, including amortization of deferred financing costs associated with the 364-day committed bridge loan and the required repayment of the $650 million term loan facility, directly attributable to the Transactions. This incremental debt is expected to aggregate to $4,679 million with a stated interest rate of LIBOR plus an accelerating margin (resulting in weighted-average interest rates of 2.53% for the six months ended June 30, 2014 and 2.16% for the year ended December 31, 2013 for purposes of these Unaudited Pro Forma Statements). A change of 0.125% in the effective interest rate on the incremental debt would cause a change in annual interest expense of $4 million, net of income tax.

The following are the pro forma adjustments to interest expense (in millions):

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Interest expense on debt incurred for the Transactions (1)	$(59)	$(101)
Amortization of debt issuance costs (2)	—	(38)
Fee escalations (3)	—	(117)
Remove interest on extinguished term loan (see Note 2(e))	13	28
Remove amortization of debt issuance costs of extinguished term loan (see Note 2(e))	1	4
Pro forma adjustments to interest expense	$(45)	$(224)
____

(1)
Reflects incremental interest expense associated with the debt incurred for the Transactions as if that debt was outstanding for the six months ended June 30, 2014 and the year ended December 31, 2013.

(2)	Reflects amortization of the incremental debt issuance costs on the debt incurred as a direct result of the Transactions using the effective interest method.

(3)
Reflects certain escalating fees, including duration and funding fees, that would be recognized as interest expense if the borrowings under the 364-day committed bridge loan were to remain outstanding for the maximum term.

(h)	Reflects estimated income tax expense using KMI’s statutory federal and state income tax rate of 36.5%.
For the six months ended June 30, 2014, the amount reflects the combined effects of (i) $163 million of income tax expense on the income previously attributable to KMP’s and EPB’s noncontrolling interest holders that was not previously subject to corporate income taxes; (ii) $17 million of tax benefit related to the interest expense on the debt incurred as a direct result of the Transactions; and (iii) $7 million to reverse, as a result of the Transactions, the impacts of certain tax expense recorded during the six month period ended June 30, 2014.
For the year ended December 31, 2013, the amount reflects the combined effects of (i) $466 million of income tax expense on the income previously attributable to the KMP’s and EPB’s noncontrolling interest holders that was not previously subject to corporate income taxes; (ii) $83 million of tax benefit related to the interest expense on the debt incurred as a direct result of the Transactions; and (iii) $60 million to reverse, as a result of the Transactions, the impacts of certain tax expense recorded during 2013.

(i)	Reclassifies net income previously allocated to noncontrolling interests related to the publicly held KMP and EPB common units and publicly held KMR shares to net income attributable to KMI.

(j)	Reflects the 1,079 million shares of KMI common stock assumed to be issued in the Transactions were outstanding as of January 1, 2013.

(k)
For the six months ended June 30, 2014 and the year ended December 31, 2013, for both historical and these Unaudited Pro Forma Statements, the following potential common stock equivalents were antidilutive and, accordingly, are excluded from the determination of diluted earnings per share (in millions on a weighted-average basis):

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Unvested restricted stock awards	7	4
Outstanding warrants to purchase KMI common stock	325	401
Convertible trust preferred securities	10	10

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S‑4, which contains a preliminary proxy statement for KMI and a preliminary proxy statement/prospectus for each of KMP, KMR and EPB The Registration Statement has not yet been declared effective by the SEC. Each of KMI, KMP, KMR and EPB plan to mail to their respective security holders, as applicable, a proxy statement or proxy statement/prospectus in connection with the Proposed Transactions following the Registration Statement being declared effective by the SEC. The registration statement, the preliminary KMI proxy statement and each preliminary proxy statement/prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. Investors and security holders are urged to read CAREFULLY the Registration Statement, THE APPLICABLE PROXY STATEMENT OR Proxy Statement/Prospectus AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE KMI PROXY STATEMENT AND EACH DEFINITIVE PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT/PROSPECTUS.
Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement/prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713)-369-9490 or by email at km_ir@kindermorgan.com.
NO OFFER OR SOLICITATION
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013 and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.
CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS
Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013 and other subsequent filings with the SEC. KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.